[MIDDLEBURG LETTERHEAD]



                                  June 9, 2005


BY EDGAR TRANSMISSION

Mr. John P. Nolan                                        Confidential - For Use
Accounting Branch Chief                                  of the Commission Only
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Middleburg Financial Corporation
                  Form 10-K for the fiscal year ended December 31, 2004 Filed March 16, 2005

                  Forms 10-Q for fiscal 2005
                  File Number: 000-24159

Dear Mr. Nolan:

     Middleburg Financial Corporation has received your letter dated May 20, 2005 containing comments on the Form 10-K for the fiscal year ended December 31, 2004, File No. 000-24159, filed by the Company with the Securities and Exchange Commission on March 16, 2005. This letter on behalf of the Company responds to the comments set forth in your letter.

     For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

Form 10-K; filed on March 16, 2005

Notes to Consolidated Financial Statements

Note 11 - Related Party Transactions - page F-27

1. We note your response to our original comment 1 in which you state that you began purchasing residential real estate loans from Southern Trust Mortgage, LLC beginning in May 2004. Also footnote 21 states that you acquired a 40% interest in Southern Trust Mortgage, LLC in April 2003 and page 29 of your filing states this entity closed $990.3 million in loans during 2004. In future filings, please revise your related party footnote to include enhanced disclosures of your material transactions with Southern Trust Mortgage, LLC in accordance with paragraphs 2 through 4 of SFAS No. 57.

     Response: We concur with your recommendation regarding our related party footnote and will include enhanced disclosures of material transactions with Southern Trust Mortgage, LLC (Southern Trust) in all future filings. Our disclosures will be made in accordance with paragraphs 2 through 4 of SFAS No. 57 Related Party Disclosures.

2. We note in your supplemental response that you began adopting the provisions of SFAS No. 91 due to the nature and timing of the agreement with Southern Trust Mortgage, LLC, which was determined to have a material impact on your financial statements. Please supplementally provide to us the following:

          * Quantify the income statement impact, prior to your adoption of SFAS No. 91, recognizing loan origination and commitment fees and direct loan originations costs into earnings. Please include all periods from inception to date in your response to us;

          * Provide to us your materiality assessment performed which allowed you to conclude that the impact on the prior periods of not adopting SFAS No. 91 was immaterial. Specifically, include the guidance provided in SAB Topic 1:M in your response;

          * Explain to us how you were able to conclude that amortizing these fees over the life of the loan on a straight line basis is in accordance with SFAS No. 91.

     Response: Prior to May 1, 2004, when the Company adopted SFAS No. 91, Middleburg Bank (the Bank), a subsidiary of the Company, conducted detailed analysis and comparison of loan origination and commitment fees and direct loan origination costs as part of its determination of the materiality of net loan fees with regard to implementing SFAS No. 91. The analysis and comparison was performed annually at each year end and once in April 2004. The analysis in April 2004 was performed in preparation for the new arrangement between the Bank and Southern Trust, as discussed below. The analysis and comparison included a comparison of loan origination fees collected on loans with a maturity of greater than one year and the direct costs of originating, processing, approving and closing the same loans. This analysis also considered the average amount of time expended in originating a loan, the salaries of the employees required in the process of recording each type of loan and the total number of each type recorded during each year. The following table summarizes the calculations in determining net loan fees. Sufficient data prior to 1998 is not readily available and therefore has not been included in our response.

                  Net Loan Fees (Costs) Included in Net Income

                           --------------------------------------------------------------------------------------------------------
                                  2004 (a)      2003           2002          2001           2000            1999           1998
                           --------------------------------------------------------------------------------------------------------
Gross loan fees (b)         $   172,819    $   571,431    $   525,801   $   539,585    $   552,260    $   418,437     $   404,539
Estimated loan
origination costs               167,643        562,750        459,850       458,372        465,424        459,651         334,870
                           --------------------------------------------------------------------------------------------------------
Net loan fees (costs)       $     5,176   $      8,681    $    65,951   $    81,214    $    86,836    $  (41,214)     $    69,668
Corporate tax rate
(34%)                            (1,760)        (2,951)       (22,424)      (27,613)       (29,524)       14,013          (23,687)
                           --------------------------------------------------------------------------------------------------------
Net loan fees (costs) -
net of tax                  $     3,416   $      5,730    $    43,527   $    53,601    $    57,312    $  (27,201)     $    45,981
                           ========================================================================================================

(a) 2004 includes only the four months ended April 30, 2004. All other years presented are for the twelve months ended December 31.
(b) Gross loan fees do not include fees on loans with maturities of less than one year.

     We have included supporting schedules to show the impact to net income of implementing SFAS No. 91. The following schedule shows the estimated amount of net loan fees that would have been included in net income if the Company had implemented SFAS No. 91 prior to May 1, 2004.

                  Net Loan Fees Recognizable Under SFAS No. 91

                           --------------------------------------------------------------------------------------------------------
    Net Loan Fees (Costs)
    Included in Net Income
                             2004 (a)(b)       2003           2002        2001 (c)         2000           1999          1998
   --------------------------------------------------------------------------------------------------------------------------------
              $   3,416        $  1,477     $      -       $      -       $      -        $      -        $      -        $      -
                  5,730           2,477          2,477            -              -               -               -               -
                 43,527           5,896         18,816         18,816            -               -               -               -
                 53,601             -           17,867         17,867         17,867             -               -               -
                 57,312             -              -           19,104         19,104          19,104             -               -
                (27,201)            -              -              -           (9,067)         (9,067)         (9,067)            -
                 45,981             -              -              -              -            15,327          15,327         15,327
              ---------------------------------------------------------------------------------------------------------------------
                               $  9,849     $   39,160     $   55,787     $   27,904      $   25,364      $    6,260      $  15,327
              =====================================================================================================================

(a) 2004 includes only the four months ended April 30, 2004. All other years presented are for the twelve months ended December 31.
(b) The Bank conducted a review of loan lives and determined the average loan life to be 27.76 months for each of the years ended December 31, 2004, 2003 and 2002.
(c) The estimated loan life prior to January 1, 2002 was 3 years and is based on the types of loans typically originated by the Bank.

     The following schedule shows the estimated impact to annual net income of management's decision to not implement SFAS No. 91 prior to May 1, 2004.

                              Impact on Net Income
                                                                            Net Income                          Percentage
                                       Less: Reported   Add: Recognizable   Adjusted for   Amount Overstated    Overstated /
               Reported Net Income       Fees/Costs        Fees/Costs       SFAS No. 91    / (Understated)    (Understated)
-------------------------------------------------------------------------------------------------------------------------------
    2004     $            7,091,501   $        (3,416)  $          9,849    $   7,097,934    $      (6,433)           -0.0907%
    2003                  8,219,284            (5,730)            39,160        8,252,714          (33,430)           -0.4067%
    2002                  6,311,618           (43,527)            55,787        6,323,878          (12,260)           -0.1942%
    2001                  5,217,023           (53,601)            27,904        5,191,326           25,697             0.4926%
    2000                  4,228,184           (57,312)            25,364        4,196,236           31,948             0.7556%


     In particular, for the years ended December 31, 2002, 2003 and 2004, the decision to not implement SFAS No. 91 resulted in an understatement in net income of $12,260, $33,430 and $6,433, respectively. This difference represents less than 0.5% of each respective year's net income. This quantitative data was a contributing factor in management's determination of materiality.

     In making its decision, management avoided exclusive reliance on quantitative measures and considered the nature and circumstances surrounding its decision to not implement SFAS No. 91. Among the factors considered were: the degree of imprecision in the estimates made by management relating to loan lives; the degree of imprecision in the averages used by management regarding direct loan origination costs; the relationship between the cost of implementation and the benefit to the users of the resulting financial information given the size of the quantitative differences; the possibility that management's decision would hide a loss or significantly overstate income; and the appearance that management's decision is intended to mislead the public in general. In particular, management was satisfied that the estimate of loan lives is reasonable due to the nature of the Bank's loan portfolio prior to May 1, 2004, which consisted primarily of three and five year adjustable and fixed rate mortgages and three and five year commercial loans. Management reviewed and updated the averages used in determining direct loan origination costs each year as part of the analysis and comparison process and believed the amounts to be reasonable based on the responses provided by the departments responsible for performing the function related to loan originations. The cost-benefit relationship led management to believe the benefit provided to financial information users, given the size of the quantitative differences in the amounts reported, as shown above, to be substantially less than the overall cost of the additional staff and information technology resources necessary for the processing, managing, and auditing loan origination costs and fees under SFAS No. 91. Management's decision was not intended to mask unfavorable trends, "manage" earnings or mislead the general public. As stated in SFAS No. 91, "the provisions of this Statement need not be applied to immaterial items." Therefore, based on the quantitative and qualitative analyses above, management had decided not to implement SFAS No. 91. As a result, prior to May 1, 2004, all loan origination and commitment fees and direct loan origination costs were included in net income in the year received or paid.

     As part of an effort to diversify the Bank's portfolio, beginning in May 2004, the Bank began purchasing residential real estate loans from Southern Trust. Upon the purchase of a loan, the Bank pays Southern Trust a fee for the loan. At the outset of this new arrangement, management estimated that the amount of fees to be paid to Southern Trust would materially impact net loan fees. In considering materiality, management used a quantitative and qualitative approach. Quantitatively, the amount of net loan fees as a percentage of net income for each of the years ended December 31, 2002, 2003 and 2004 had been less than one-half percent. The arrangement with Southern Trust required the Bank to pay the prevailing market rates to purchase loans, a practice new to the Bank. Management estimated that the cost to be between 175 to 200 basis points for each loan. Qualitatively, the nature and type of loan arrangements had been substantially the same for both of the years of 2003 and 2002 and the four months in 2004 in which the Bank did not implement SFAS No. 91. The nature and timing of the agreement with Southern Trust, whereby the Bank pays Southern Trust a fee based on a fixed percentage of the original loan balance, created a qualitative difference that management believed would have a material impact on the financial statements. The loans to be purchased from Southern Trust were amortizable real estate mortgages with terms up to 30 years. Management was neither able to reasonably estimate the lives of the loans purchased from Southern Trust under this new arrangement, nor possible to predict the quantitative impact with any degree of certainty. Therefore, management decided to begin implementation of SFAS No. 91 with the introduction of this arrangement based on the analysis described above.

     Fees paid to purchase loans, the weighted average costs of originating loans and any fees collected for loan originations and commitments greater than one year were amortized over the life of the loan on a straight-line basis during the eight months ended December 31, 2004. Given the volume of loans that qualify for straight-line treatment under SFAS No. 91, when compared to the total loans produced by the Bank in 2004, management decided to use straight-line method for all loans, including those that would otherwise qualify for effective interest rate amortization under SFAS No. 91. The historical average loan life of less than three years was a militating factor in the decision to use the straight-line method. Management tested samples of the loans originated in 2004 and estimated the difference between the straight-line method and the effective interest method, as required by SFAS No. 91, to be 15.0% of deferred net loan fees, or $29,000 net of tax. Management believes that this amount is immaterial.

     Thank you for your assistance. Please call me at 540-687-4816 if you have any questions.

                                      Sincerely,


                                      /s/ Kathleen J. Chappell

                                      Kathleen J. Chappell
                                      Senior Vice President and
                                         Chief Financial Officer

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